NO ACT

PE

12-16-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





11005775

January 7, 2011

Denise Hauselt
Corporate Secretary
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831


Received SEC
JAN 07 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-7-11

Re: Corning Incorporated
Incoming letter dated December 16, 2010

Dear Ms. Hauselt:

This is in response to your letter dated December 16, 2010 concerning the shareholder proposal submitted to Corning by Harold Bitler. We also have received a letter from the proponent dated December 21, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

January 7, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Corning Incorporated
Incoming letter dated December 16, 2010

The proposal relates to an investigation.

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Corning may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Corning's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Corning omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 21, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corning Incorporated – Shareholder Proposal
Submitted by Harold Bitler

Ladies and Gentlemen,

My Name is Harold Bitler and I am sending you a response to the notice I received from Corning Incorporated.

When I first inquired about the voting process, Corning Incorporated sent me limited information. I waited according to their instructions and sent the proposal when they recommended. At that point they (Corning Incorporated) sent me additional information which now required me to conform to new rules!

I understand that I was not able to "cure" these conditions and that you will rule against my attempt to place a motion on the ballot. I understand and appreciate your attention in this matter.

However, I do not plan to stop. I will be back next year and the year after that with the same request. A number of my friends in the media plan to assist me in my efforts.

I feel that this is much like the Bernie Madoff case. People warned you year after year about the impending chaos that was about to occur and your commission either ignored the warning signs or were just incompetent.

I can not compete against the resources of a billion dollar company. My wife still suffers from PSTD and has attempted to commit suicide at least once because of her treatment by this company. Women over the age of 40 are still being mistreated by this company and many of them are still being forced to take stress leave as their only means of escape.

This company has broken international laws and has lost important "tapes" that expose all of their intellectual property. I believe the shareholders deserve an independent investigation into their conduct. I also believe that they have committed criminal acts which require legal action to be taken against them.

Years from now people will ask you why you allowed so many women to suffer so long by this terror organization.

I am also submitting a notebook which I have sent to Corning Incorporated. My sources tell me that none of the documents that I have addressed to Corning Incorporated Board of Directors were allowed to be forwarded to their intended addresses.

Years from now when these issues become public, you will have to explain once again why you refused to take action in the case of Corning Incorporated vs. Female employees over the age of 40. You will have to explain why they were allowed to be harassed and bullied without relief for so long.

An independent investigation into this matter would settle this decades old problem once and for all.

I would hope that you would at least read the entire notebook before you allow these thugs to go on their merry way and consume more innocent lives.

I realize that I am no match for such a large company, but I wonder how many other shareholders are also in my situation. Aren't shareholders part owners of this company? Don't they have a right to know if their company is out of control?

Harold Bitler respectfully submits this as a rebuttal against the corruption and absolute power of Corning Incorporated. I do this for all the "little people" who can not fight back. I do it for the women over the age of 40 you are treated like cattle at a livestock auction.

Sincerely,



Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

FISMA & OMB Memorandum M-07-16 ***fax

*** FISMA & OMB Memorandum M-07-16 ***

Dear Secretary of State Clinton:

As I understand it, about five years ago, a number of women were going to send you a letter requesting your help with a desperate situation they faced at their place of employment. My research does not confirm that this letter was ever sent. However, I do note from my research that about the same time, according to internet publications, you did start taking a lot of campaign money from executives employed by Corning Inc.

Here is my concern. I am about to send information to every media outlet I can find all over the globe. It concerns how women have been treated by Corning Incorporated. They have been harassed and bullied for decades. Today it is beyond measure how much these women suffer. Especially the ones over the age of 40!

If you have never heard from these women and had no idea that this struggle was going on, I would find that hard to believe. It has been well documented through the years just how bad this situation is at Corning Incorporated.

However, if you did know and just left these women to fend for themselves, shame on you. It would appear that corporate interests were more important than the health and safety of the people you represented.

The other concern would be your current position as Secretary of State. If you go around the world telling other countries how they should deal with human rights violations, shouldn't they expect that you would do the same for the women of New York State?

I am sure that if Chelsea had a diagnosis of Post-Traumatic Stress Disorder, you would at least look into this situation.

Either way, even if you have just learned about this horrible condition, it is still not too late to ask the Board of Directors, of Corning Inc. to conduct an independent investigation into these allegations of a "Hostile work environment".

My concern is with appearances. If these women actually asked for your help and you ignored their requests, I feel that that would look bad. You were their New York Senator. If you ignored their pleas for help because you were given campaign contributions, it would leave a very poor perception. You now have a chance to clear your name.

Respectfully submitted,



Harold L.Bitler

*** FISMA & OMB Memorandum M-07-16 ***

Dear Secretary of State Clinton:

I have not heard from you. I take that as a sign of guilt. I believe that it is very possible that those women did try to contact you and that you ignored their pleas for help.

Instead of just one or two, it could very well have been hundreds of women reaching out for help while you were a Senator from New York State.

Instead of calling for an independent investigation, you took Corning's campaign contributions as blood money. It was their lives in exchange for your opportunity to become president.

And then you go around the world telling other nations how to fight against human rights violations. Telling other countries how important it is to treat women with respect.

I hope you sleep well at night.

Perhaps my friends at Fox News could do an independent investigation?

I am sure their viewers would like an answer too!

Respectfully submitted,



Harold L.Bitler

*** FISMA & OMB Memorandum M-07-16 ***

December 28, 2010

U.S. Department of Justice
950 Pennsylvania Avenue, NW
Washington, DC 20530-0001

Ladies and Gentlemen:

My name is Harold Bitler and I am old. I have white hair, crippling arthritis and I live on Social Security. I do not expect to live much longer. However, before I die I plan to correct a grave miscarriage of justice.

My wife (Lisa Kreisler) is a victim of criminal behavior. She worked for Corning Incorporated. She was forced to join a team that had the sole purpose of breaking international law. When she refused to cooperate this company turned on her and used character assassination as a weapon to destroy her.

Lisa Kreisler informed on Glenn Hill. She went to the Human Resources department of Corning Incorporated and gave them the information about the unlawful activities of her team. Corning Incorporated refused to follow their standard protocol. Instead of an investigation, they turned on Lisa and made it seem as if she were the villain.

Corning Incorporated deliberately distorted her ratings for 2007 and 2008. They harassed her and bullied her until she needed professional help for Post Traumatic Stress Disorder. The entire ordeal is outlined in my notebook.

I discovered that these people actually conspired to destroy the character of any individual who had won the "Growing People Award". The new Vice President wanted heads to roll and he placed all of these women over the age of 40 on his "hit" list!

Molly Rumbarger was the first. Her story was given to me by e-mail after she heard what had happened to Lisa. The second was Lisa Kreisler. She was placed on a team with Glenn Hill. He deliberately drove her to the point of a mental breakdown.

The third was Suzee Woods. Suzee was humiliated and bullied until she finally resigned. Her husband, Richard Woods promised to give explicit testimony under oath.

Corning Incorporated does not worry about fallout. They are a billion dollar corporation and feel that they can defeat any effort to bring their company to justice. They bullied and harassed Lisa Kreisler until she had a mental breakdown. She even tried to commit suicide. Then on the day that Corning Incorporated took her to the door and laid her off, they forced her to sign an agreement that in effect surrendered her constitutional rights. She was told that if she did not sign this agreement that she would lose all of her benefits! i.e. "Cobra".

Mentally, Lisa was in no shape to fight back. Corning Incorporated deliberately drives you crazy and then forces you to pardon their criminal behavior.

If a student goes to a teacher and complains about being molested; if a gay college student commits suicide; the public becomes outraged. When a woman over the age of 40 is bullied and harassed until she becomes mentally ill, all you hear is a yawn!

I can not believe that some government agency some where or some national organization somewhere does not know how to correct this injustice.

Surely when a group of executives conspire to take away the civil rights of a group of women over the age of 40, someone in this country must be able to investigate.

I have identified at least three of these women over the age of 40 as being Lesbians, surely someone must know that this is a crime.

When executives wager on the health and safety of women over the age of 40, Someone must recognize this as criminal behavior.

You would think that the lack of advancement for woman in an all male corporation would make someone wonder about the history of discrimination at Corning Incorporated.

I can not sit back and let these people get away with this criminal behavior.

I am asking for someone's help. Women over the age of 40 are just as at risk as females under the age of 10. I guess it is more popular to defend females under the age of 10. After all, a woman over the age of 40 who thinks that she is just as good as a man, should take what she gets! At least, that is what Kevin Corliss, the attorney for Corning Incorporated, implied when he smiled and said, "Have a nice day."

I just need someone to read my investigation and help me force Corning Incorporated to do an independent investigation. I think shareholders deserve the truth.

Respectfully submitted,



Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

Pages 10 through 11 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

CORNING Corning Incorporated Corning, NY 14831 t 607 974 9000
www.corning.com

December 16, 2010

Via Fedex
Next Day Delivery

1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corning Incorporated -- Shareholder Proposal Submitted by Harold Bitler

Ladies and Gentlemen,

This letter and the enclosed materials are submitted by Corning Incorporated ("Corning" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On June 7, 2010, the Company received a shareholder proposal submitted by Harold Bitler ("Proponent") in a letter dated June 3, 2010 for inclusion in the Company's 2011 Proxy materials. Copies of his Proposal and related correspondence are attached hereto as Exhibit A through Exhibit D. For the reasons stated below, Corning intends to omit his Proposal from its 2011 Proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and attachments. Copies of this letter and the attachments are being sent concurrently to the Proponent as notice of the Company's intention to omit his Proposal from its 2011 Proxy materials. Corning is submitting this letter no later than 80 calendar days before it intends to file its definitive 2011 Proxy materials with the Securities and Exchange Commission ("Commission"). The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2011 Proxy materials.

> His Proposal reads as follows: "I am proposing that an 'independent' investigation be conducted for the alleged 'hostile work environment' for the Information Technology division of Corning Incorporated. I am also requesting that these findings be presented to both the shareholders and the public."
>
> The Proposal materials are attached to this letter as Exhibit A.

The Company believes that the Proposal may be omitted from its 2011 Proxy materials pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Proponent has failed to prove his eligibility to submit the Proposal.

The Proposal may be excluded because the Proponent failed to prove ownership of the requisite amount of stock for at least one year as of the date he submitted the Proposal.

Rule 14a-8(b)(2)(i) under the Exchange Act requires that shareholder proponents who are not record holders "submit to the company a written statement from the 'record' holder of [their] securities (usually a broker or bank) verifying that, at the time [they] submitted [their] proposal, [they] continuously held the securities for at least one year." Rule 14a-8(b)(2)(i) also mandates shareholder proponents to provide a "written statement that [they] intend to continue to hold the securities through the date of the meeting of shareholders." No evidence of the amount of share ownership or intent to hold through the date of the annual meeting was included with the initial submission of the Proposal on June 7, 2010 (dated June 3, 2010). The Company provided the Proponent with notice of these deficiencies in its June 16, 2010 letter, which Proponent received at his residence via Fedex on June 17, 2010 (see Exhibit B).

The Proponent did not cure those deficiencies within 14 days of receiving the Company's June 16, 2010 letter on June 17, 2010.

Proponent responded to the Company with 10 pages of miscellaneous materials that arrived on July 16, 2010 (Exhibit C), and then later forwarded a Morgan Stanley Smith Barney letter addressed to Lisa Kreisler dated August 30, 2010 about her "recent purchase" of stock on August 20, 2010, which arrived at the Company on October 8, 2010 (Exhibit D).

The Proponent did not cure the deficiencies within 14 days of the Company providing its June 16, 2010 notice letter, did not prove ownership of at least $2,000 of the Company's stock for at least a year prior to submitting his Proposal, and did not timely submit a personal written statement of intent to continue holding such stock through the date of the Company's 2011 annual meeting of stockholders. Therefore, the Company believes his Proposal may be omitted from its 2011 Proxy materials because the Proponent is ineligible under Rule 14a-8(b).

Conclusion

For the reasons discussed above, Corning believes it may omit the Proposal from its 2011 Proxy materials in reliance on Rules 14a-8(b) and 14(a)-8(f)(1).

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If the staff has questions or needs additional information, please contact me at 607-974-9000.

Sincerely,



Denise Hauselt
Corporate Secretary

Enclosures

cc: Harold Bitler (via overnight Fedex) (w/encs.)

H:\WORD\BITLER\SEC_PROPOSAL_LTR

EXHIBIT A

June 3, 2010

Corporate Secretary
Corning Incorporated
One Riverfront Plaza
Corning, New York 14831

Dear Board Secretary:

Harold Bitler and Lisa Kreisler (husband and wife) are shareholders of Corning Incorporated. .

As per your by-laws, I am submitting a proposal for the 2011 annual meeting.

I am proposing that an "independent" investigation be conducted for the alleged "hostile work environment" for the Information Technology division of Corning Incorporated. I am also requesting that these findings be presented to both the shareholders and the public.

Sincerely,



Harold L. Bitler

Shareholder (community property)

AUTO 5-DIGIT 16950 P000000009/P000000039

L J KREISLER

*** FISMA & OMB Memorandum M-07-16 ***

C0009808656

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy. you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on April 29, 2010.

Vote by Internet

- Log on to the Internet and go to www.investorvote.com/glw
- Follow the steps outlined on the secured website.

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is NO CHARGE to you for the call.
- Follow the instructions provided by the recorded message.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

9418 2219 6064 054

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Harold Bitler

*** FISMA & OMB Memorandum M-07-16 ***

Corporate Secretary
Corning Incorporated
One Riverfront Plaza
Corning New York 14831

EXHIBIT B

CORNING

Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

t 607 974 9000
www.corning.com

June 16, 2010

Via Fedex

Mr. Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your Letter Dated June 3rd

Dear Mr Bitler,

Your June 3, 2010 letter attempts to submit a proposal for Corning's 2011 Annual Meeting of Shareholders. However, your letter does not comply with the applicable rules. As noted on page 6 of Corning's 2010 Proxy Statement, there are various By-Law and SEC requirements for shareholder proposals.

SEC Rule 14a-8(b) says that a shareholder holding at least $2,000 of a company's securities, and that has held them for at least one year (and will continue to hold them through the date of the annual shareholders' meeting) is eligible to submit a proposal. (A copy of that SEC provision is enclosed for your information.)

According to records of Corning's stock transfer agent, Computershare, your wife currently is a registered holder of a fractional share of Corning stock in the WESPP, has no shares of Corning stock in the 401(k) plan, and you hold no shares of Corning stock. If you or your wife holds Corning stock separately through a bank or stock broker, then within 14 calendar days of receiving my letter: (1) submit to me a written statement from the broker or bank verifying the $2,000 in market value of Corning stock held for at least one year, and (2) you/your wife's own separate statement that you/your wife intend to continue to hold the securities through the date of Corning's April 28, 2011 Annual Meeting of Shareholders. Please note the SEC rules involve voting securities, and so stock options are not part of the calculation. (These SEC eligibility verification requirements appear on the second page of the enclosure.)

Very truly yours,



Denise Hauselt
Corporate Secretary

Enclosure

H:\WORD\BITLER\LTR_JUNE 2010

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted

on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

EXHIBIT C

Dear Ms. Hauselt,

I received two documents from Mr. Corliss. The one is NOTICE OF 2010 ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT. He referenced me to the top of page 6. Mr. Corliss also sent me NOTICE OF 2009 ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT. He referenced me to the second paragraph of page 5. No where did I find any reference to a $2000 ownership of shares.

I am sure this was a deliberate oversight!

My wife, Lisa Kreisler, informed me that we have stock options valued at over $9,000.00

However, as you know, because of the treatment she received by your company, Lisa now suffers from PTSD. Because of this condition, I am unable to communicate with her about anything relating to your company!

If I do not have the necessary shares for the 2011 meeting, I can promise you that I will have them for the 2012 meeting. I will also be present at the 2011 meeting to verbally discuss my concerns with the Board of Directors.

My point will be simple. I am asking for an independent investigation into the harsh treatment of women over the age of 40 in the Information Technology division of Corning Inc. I believe that the Code of Conduct and the Zero Tolerance Policy were not enforced. I also believe that the investigation will show criminal behavior. This behavior has and continues to be part of your culture. So, how can you call yourselves an equal opportunity employer?

An investigation will prove that a conspiracy between Glenn Hill and Kevin McManus offered Lisa Kreisler as a "human sacrifice" to the corporate gods of Corning Inc. They could not just fire her. Instead they deliberately subjected her to harassment that was both diabolical and criminal.

When I first approached Corning Inc. about this problem, I met with Mr. Corliss and a Carol Reiss on December 23, 2009. At that meeting Mr. Corliss took continuous notes for over two hours. Ms. Reiss came after me and repeatedly insisted that it was my duty to disclose names, dates, places and facts concerning all of the people who are alleged to have taken part in these offenses against the white females over the age of 40 who work in middle management.

I informed Ms. Reiss that it was not my place to do an investigation. I also told her that she would be upset with me if I conducted the investigation. However, not only did she insist, she virtually demanded that I start working for Corning Inc. as a special investigator.

So I did!

In the next two months I was able to send Ms. Reiss over 150 pages of my findings. I also informed her that I would be present at the annual meeting to discuss my findings with the Board of Directors. I also told her that I would ask them for an independent investigation. After all, if you can not guarantee the safety of your employees, how can guarantee anything to an investor?

I received a rude an insulting letter from your company. You told me that if I attended your "public" meeting your security forces would drag me away kicking and screaming!

What could make you so paranoid?

Why did you ask me to do an investigation and then refuse to hear what I had to say?

I am going to ask a lot of people that question for years to come....

Very truly yours,



Harold L. Bitler

HUMAN SACRIFICE

1. Lisa Kreisler was hired by Corning Inc. in 1996.
2. In 2002 Lisa received the growing people award.
3. Glenn Hill and Kevin McManus conspired to make Lisa a HUMAN SACRIFICE!
4. They wagered that she would go out on mental disability within one year!
5. Glenn Hill forced Lisa to join a team that was created for the sole purpose of this criminal conspiracy!
6. Glenn Hill's files indicate that he was never to be given another team because of his last disaster.
7. Kevin McManus selected Glenn Hill just because he knew that Glenn Hill would harass Lisa Kreisler and force her into stress leave.
8. The CEO of the company knew Kevin McManus and approved of his plan!
9. The Board O Directors should fire the CEO!
10. When Lisa proved stronger than they realized, the order to fire Lisa Kreisler came directly from Kevin McManus.
11. A source inside the HR department will testify under oath that Kevin McManus gave the order to Diane Taft to make sure that Lisa's rating was below average.

12. Lisa had blown the whistle on Glenn Hill.
13. Glenn Hill was planning to break international law.
14. He had been informed by Lisa and at least one male member of the team that what he was doing was illegal.
15. Glenn Hill threatened and harassed Lisa Kreisler every day.
16. He bullied her and broke the code of conduct every day.
17. Glenn Hill and Kevin McManus have a total disregard for the code of conduct.
18. Glenn Hill and Kevin McManus laugh at the idea of a zero tolerance policy.
19. Their actions indicate that Corning Inc. was never and will never be an equal opportunity employer!
20. An independent investigation into the Information Technology division of Corning Inc. will expose this criminal behavior.
21. Employees are stepping forward and offering even more sinister items of a criminal nature.
22. How long will this injustice be allowed to continue?
23. If you knew this was going on for this long, why didn't you at least prevent other female employees from receiving the same treatment?

24. Lisa Kreisler suffers from Post Traumatic Stress Disorder.
25. Three different professionals will testify to this fact.
26. Corning Inc. is required by law to protect the health and safety of all of its employees.
27. This would not be allowed to happen if the women in question (32 of them at last count) were in a labor union.
28. For some reason, if a woman is hired under the term "management" she apparently is fair "game" for any criminal misdeed that her male supervisors can dream up!
29. Lisa Kreisler did not deserve this treatment.
30. Molly Rumbarger did not deserve this treatment.
31. Suzee Woods did not deserve this treatment.
32. When will it end?
33. All the company has to do is have an independent investigation.
34. After all, if a company can not be trusted to protect the safety of its employees...
35. How do investors know that they will protect their life savings?

----- Original Message -----
From: Robert Thomas
To: Lisa Kreisler Bitler
Sent: Tuesday, April 13, 2010 1:13 PM
Subject: Re: New E-mail Address

It was just time for it. I just did not want that stress in my life any more. I walked in gave them my return to work slip and 45 seconds after that I gave them my letter of resignation, and told them I did not need to work for a company that could not take care of the people any more. And a few other things too.

Robert

From: Lisa Kreisler Bitler *** FISMA & OMB Memorandum M-07-16 ***
To: *** FISMA & OMB Memorandum M-07-16 *** Robert Thomas *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tue, April 13, 2010 1:09:57 PM
Subject: Re: New E-mail Address

WOW

What happened -- are you ok?

----- Original Message -----
From: *** FISMA & OMB Memorandum M-07-16 ***
To: Lisa Kreisler Bitler
Sent: Tuesday, April 13, 2010 11:13 AM
Subject: Re: New E-mail Address

I quit coming yesterday. Life should get beTter now.
Sent from my Verizon Wireless BlackBerry

From: "Lisa Kreisler Bitler" *** FISMA & OMB Memorandum M-07-16 ***
Date: Tue, 13 Apr 2010 11:01:19 -0400
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Re: New E-mail Address

I updated my records -- hope all is well!

----- Original Message -----
From: Robert D. Thomas
To: Affordable Suites ; Cathy & Bukk ; Cathy Scroble ; Charlie & Jackie Williams ; Charlotte Thomas ; Chris Vogel ; Colleen O'Brien ; Dan Wilhelm ; Dana ; Dave Homer ; Deb Haner ; Diane ; Eddie ; Ellen Seagle ; John McVeigh ; John McVeigh ; Karen *** FISMA & OMB Memorandum M-07-16 *** lynn mayo ; *** FISMA & OMB Memorandum M-07-16 *** Patty Haskins ; Porkchop ; Ron Brown ; Stefan ; Steve Ingram ; *** FISMA & OMB Memorandum M-07-16 *** Vanessa ; vince ; Phantom ; Willie Howe
Sent: Tuesday, April 13, 2010 5:19 AM
Subject: New E-mail Address

I will be closing out my Roadrunner E-mail address today. Here is my new E-mail address, please update your address book.

*** FISMA & OMB Memorandum M-07-16 ***

Bob Thomas

Hostile Work Environment:

If you have ever worked for the area's largest employer and you have suffered emotional abuse, workplace bullying, mobbing, verbal abuse, job harassment, injustice, aggression, incivility or any sort of demeaning behavior, please contact HB, *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

CORNING Corning Incorporated Corning, NY 14831 t 607 974 9000
www.corning.com

March 1, 2010

Dear Mr. Bitler:

Thank you again for the information you have provided and for meeting with us multiple times to review the material and discuss the details.

As you are aware, we have been investigating your assertions of misconduct within Corning since last year. To date, we have reviewed all of the letters and accompanying materials you have submitted, beginning with your initial letter in December 2009 and the five subsequent letters received by Corning on January 22, January 29, February 8, February 15, and February 19. In addition to your six letters, we met with you on December 23 and February 12, and you were present during our interview with your wife, Ms. Kreisler, on February 15.

At this point, we have concluded our investigation and will implement any responsive actions we deem appropriate. As discussed, although you may be curious about the details and results of the investigation, it is Corning's policy not to disclose this information to third parties. However, please be assured that Corning has taken your reports seriously and has conducted a thorough investigation.

At this point, we consider this matter closed. Although you have previously told us that you have additional information that you are unwilling to provide, you remain welcome to submit any additional facts or details you may have. Should you wish to do so, you may send any such information to our attention at the above address.

Finally, given your descriptions in our previous meetings of Ms. Kreisler's state of mind, as well as the description contained in your letter to us following our February 15 meeting with her, Corning's offer to assist her with counseling and additional career transition support remains open. If at any time she is interested in this help, she should call either of us and we will make the appropriate arrangements, on an expedited basis.

Best regards,





Kevin Corliss Carol Reiss

CORNING

Kevin G. Corliss
Division Vice President
Global Employee Relations
& Employment Law

Corning Incorporated
One Riverfront Plaza
MP-HQ-01-E02
Corning, NY 14831

t 607 974 8134
f 607 974 4532
corlisskg@corning.com
www.corning.com

April 26, 2010

Dear Mr. Bitler:

We have your most recent correspondence containing a proposed shareholders' motion. All such matters must be given to the company in writing far enough in advance to ensure that all shareholders, not just those who attend the meeting, have an opportunity to consider these matters. The deadlines and proper procedures for making such motions are in the company's proxy statement, which was sent to all shareholders and has also been available at the company's website. For your information, a copy of the proxy is attached. Your correspondence does not comply with these requirements which must be applied equally to all shareholders. Therefore, we can not accept any motion from you at Corning's Annual Shareholders' Meeting.

In reviewing your previous correspondence of January 22, January 29, February 15 and February 19, and the latest which we received on April 12, it is our conclusion that your presence at the Corning's Annual Shareholders' Meeting on April 29 will be disruptive and will not be permitted. You are not invited or authorized to enter or be present on Corning's property for any purpose. If you attempt to enter Corning's property, including its parking lots, you will be asked to leave and removed by the appropriate authorities if necessary.

The tone of your correspondence and the persistence of the accusations against current and past employees in your correspondence require us to take this action. I also urge you to reconsider your intention to publicize your accusations on Corning employees out of consideration for the reputation and feelings of those individuals and because those individuals may view your statements as defamatory and take whatever legal action against you that may be available to them.

Of course our offer of personal and career counseling for your wife, if she would like to use those services, remains open. In addition, Carol Reiss and I remain willing to meet with you during the first week of May if you so desire.

Very truly yours,



CORNING

Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

t 607 974 9000
www.corning.com

June 16, 2010

Via Fedex

Mr. Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your Letter Dated June 3rd

Dear Mr Bitler,

Your June 3, 2010 letter attempts to submit a proposal for Corning's 2011 Annual Meeting of Shareholders. However, your letter does not comply with the applicable rules. As noted on page 6 of Corning's 2010 Proxy Statement, there are various By-Law and SEC requirements for shareholder proposals.

SEC Rule 14a-8(b) says that a shareholder holding at least $2,000 of a company's securities, and that has held them for at least one year (and will continue to hold them through the date of the annual shareholders' meeting) is eligible to submit a proposal. (A copy of that SEC provision is enclosed for your information.)

According to records of Corning's stock transfer agent, Computershare, your wife currently is a registered holder of a fractional share of Corning stock in the WESPP, has no shares of Corning stock in the 401(k) plan, and you hold no shares of Corning stock. If you or your wife holds Corning stock separately through a bank or stock broker, then within 14 calendar days of receiving my letter: (1) submit to me a written statement from the broker or bank verifying the $2,000 in market value of Corning stock held for at least one year, and (2) you/your wife's own separate statement that you/your wife intend to continue to hold the securities through the date of Corning's April 28, 2011 Annual Meeting of Shareholders. Please note the SEC rules involve voting securities, and so stock options are not part of the calculation. (These SEC eligibility verification requirements appear on the second page of the enclosure.)

Very truly yours,



Denise Hauselt
Corporate Secretary

Enclosure

H:\WORD\BITLER\LTR_JUNE 2010

EXHIBIT D

720 South Atherton Street
State College, PA 16801
tel 814-861-1700
fax 814-861-1750
toll free 800-222-5457
toll free 800-238-3666

MorganStanley
SmithBarney

August 30, 2010

Lisa Kreisler

*** FISMA & OMB Memorandum M-07-16 ***

Dear Lisa,

Thank you for your recent purchase of Corning Glass Works common stock. I understand that you intend to hold these shares through May 31, 2012. I'll follow up with you as we reach that date.

Thanks again.

Sincerely,



Richard Weidhaas
Financial Advisor



ST. COLLEGE PA 16801 | Financial Advisor: | 814-861-1700

229ND121 012540

*** LISA KREISLER #369
CGM IRA CUSTODIAN

*** FISMA & OMB Memorandum M-07-16 ***



Summary For Settlement Date	08/20/2010
Total Purchases	$ 2,611.98
Net Amount	$ 2,611.98 Debit

You Bought 150 at a price of 16.70650

CORNING INC

Gross Amount	$ 2,505.98
Commission	100.00
Transaction Fee	6.00
Amount	**$ 2,611.98**
Settlement Date	**08/20/2010**

Trade Date: 08/17/2010
Market: Over-The-Counter

CUSIP#: 219350-10-5
Security#: C696429
Symbol: GLW

Solicited Order
Cash Acct.
Ref #: 183830

HOLD SECURITIES

Morgan Stanley Smith Barney LLC acted as your agent in this transaction.

Harold G. Bittle

Account carried by Citigroup Global Markets Inc. Member SIPC. Morgan Stanley Smith Barney LLC. Member SIPC.
As a reminder, payment for securities purchased, or delivery of securities sold, must be deposited by Settlement Date.
See reverse for further details. Keep this document for your records. Thank you for your business.

Harold B. Iler

ROCHESTER NY 144
07 OCT 2010 PM 3 L


USA FIRST-CLASS FC

Ms. Denise Hauselt
Corporate Secretary
Corning Incorporated
One Riverfront Plaza
Corning New York 14831